                                                            EXHIBIT 99.17(b)(ii)



                               [Stagecoach logo]


Dear Shareholder:

Thank you for your continued investment in the Stagecoach Intermediate Bond Fund. You are cordially invited to attend a Special Meeting of Intermediate Bond Fund shareholders on May 29, 1998.

You have received this booklet so that you may consider the proposed consolidation of your Fund into the Stagecoach Short-Intermediate U.S. Government Income Fund. You may attend the special shareholder meeting called to consider this consolidation in person or you may use the enclosed Proxy Ballot to cast your vote.

THE BOARD OF DIRECTORS OF STAGECOACH UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL. This booklet describes the proposed consolidation and the Board of Directors' reasons for recommending approval. The booklet is organized into this cover letter, a notice/invitation to the shareholder meeting, the Proxy Statement/Prospectus and several appendixes. Please take the time to review all the information before casting your vote.

You should weigh several considerations in particular:

 . THE POTENTIAL BENEFITS

  An immediate benefit of the consolidation to current shareholders of the Intermediate Bond Fund will be reduced fund operating expenses. In addition, the Board believes that over time, the consolidation also should benefit shareholders by:

 .  Facilitating investment management, administration and marketing, since two separate Funds will be combined into a single entity;
 .  Improving efficiency, including potentially achieving economies of scale and greater portfolio diversification; and
 .  Eliminating duplicative shareholder costs and market overlap.


 .  THE SIMILARITIES BETWEEN THE FUNDS

 . Objectives and Policies--The investment objectives and policies of the Funds are similar, although there are some important differences that you should consider. (The similarities and differences are described in the Proxy Statement/Prospectus on pages ____.)

 . Access Arrangements--The distribution, shareholder servicing and transaction arrangements are identical for both Funds.

 . Share Values--The total dollar value of shares you would receive in the Short-Intermediate Government Income Fund will be equal to the total dollar value of your shares in the Intermediate Bond Fund.

Whether or not you attend the Special Meeting of shareholders, you may vote by proxy in any of three ways:

 .  BY MAIL--Mark, date, sign and return the enclosed Proxy Ballot in the postage-paid envelope;
 .  BY PHONE--Call D.F. King & Co., Inc. toll-free at 1-800-659-6590 from 6:00
   a.m. to 7:00 p.m. (Pacific Time); or
 .  BY FAX--Mark, date, sign and fax the enclosed Proxy Ballot to D.F. King &
   Co., Inc. at 1-212-269-2796.

A confirmation of phone and fax votes will be mailed to you. You have one vote for every share of the Intermediate Bond Fund you own. Every vote is important to us and we ask that you read this material carefully.

If you have any questions, you may call Stagecoach shareholder services at 1-800-222-8222.

Very truly yours,


Stagecoach Funds, Inc.


R. Greg Feltus
President